July 23, 2007
VIA EDGAR AND FACSIMILE (202.772.9217)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	Inverness Medical Innovations, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006 (“Form 10-K”)
Filed March 1, 2007
File No. 001-16789

Form 8-K for Event Date May 17, 2007 (“Form 8-K”)
Filed May 23, 2007
Dear Mr. Rosenberg:
          This letter is submitted by and on behalf of Inverness Medical Innovations, Inc. (“Inverness” or “the Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the filings listed above (collectively, the “Filings”), as set forth in your letter dated July 16, 2007 to David Teitel, Chief Financial Officer (the “Comment Letter”).
          For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Form 10-K for the year ending December 31, 2006
Note (4) Business Combinations, page F-20
(a)      Significant Acquisitions in 2006 page F-20
(i)      Acquisition of the Innovacon business, including the ABON Facility, page F-20

1.	Please explain to us how you accounted for the obligation to either purchase or make a cash payment related to lateral flow business of Acon. Include any specific references to the literature that support this accounting treatment.
RESPONSE: The agreement to acquire the Innovacon business included the payment of an initial consideration amount followed by payments of additional consideration which was contingent on the achievement of certain milestones. After recording the initial purchase price, payments related to the achievement of milestones were recorded as additional purchase price upon the achievement of such milestones (i.e., the expiration of the contingency period) in accordance with paragraph 26 of FASB Statement No. 141: “Business Combinations.”
Note (5) Goodwill and other intangible assets, page F-28

2.	Please tell us what other intangible assets with indefinite lives are and why you believe an indefinite life is appropriate.
RESPONSE: The Company’s other intangible assets with indefinite lives consist principally of acquired tradenames valued at appraised fair market values. Indefinite lives were assigned to these assets because their useful lives extend beyond the foreseeable horizon in accordance with paragraph B45 of FASB Statement No. 142: “Goodwill and Other Intangible Assets” and there are no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the asset in accordance with paragraph 11 of FASB Statement No. 142.
Note (15) Stock-based compensation, page F-46

3.	Please provide us in disclosure type format a revised discussion related to your stock options that includes the intrinsic value of stock options exercised, the amount of deferred compensation at years end, and the weighted average period over which it is expected to be recognized or tell us where you included this disclosure. Refer to paragraphs A240(c)(2) and A240(h) of SFAS 123R.
RESPONSE: In future filings, the Company will expand its disclosure under the table summarizing option activity in Note (14) Stockholders’ Equity to the Company’s consolidated financial statements on page F-43 of the Form 10-K to include the following additional information:
“The aggregate intrinsic value of stock options exercised during 2006, 2005 and 2004 was $7.4 million, $4.6 million and $0.8 million, respectively. Based on equity awards outstanding as of December 31, 2006, there were $16.1 million of unrecognized compensation costs related to unvested share-based compensation arrangements that are expected to vest. Such costs are expected to be recognized over a weighted-average period of 2.69 years.”
Note (18) Financial Information by Segment, page F-50

4.	Please provide us in disclosure-type format revenues by distinct product or classes of products or explain why this disclosure required by paragraph 37 of SFAS 131 is not warranted in the notes to your financial statements.
RESPONSE: The Company has grouped revenues from external customers for each product and service or each group of similar products and services in Note 18 to the Company’s consolidated financial statements on page F-50 of the Form 10-K and has disclosed net product revenue by segment in its Management Discussion and Analysis of Financial Condition and Results of Operations contained in its Form 10-K. Within each segment presented in Note 18, revenues from external customers from product sales have been grouped into a single product sales category as the products and customers within each segment are substantially similar. As the Company’s license revenues account for less than 10% of revenues earned in each segment, in accordance with Rule 5-03 of Regulation S-X, the Company has elected to present combined product and services revenues in the summary information presented in the aforementioned Note 18.
Note (20) Valuation and Qualifying Accounts page F-52

5.	Please provide, in disclosure type format, a table for your provisions for returns, discounts and other allowances charged against net product sales or tell us why this disclosure is not warranted. A roll forward of the provision for the estimate for each period presented should include the following:
•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.
RESPONSE: The Company has provided a table of its reserves for doubtful accounts, product returns, discounts and other allowances as discussed in its critical accounting policies on a combined basis in Note 20 to the Company’s consolidated financial statements on page F-53 of the Form 10-K. We believe that the Company’s presentation complies with the requirements of Rule 12-09 of Regulation S-X.

6.	Please provide us in disclosure type format a discussion of the amount of and reason for period to period material fluctuations for each type of provision included in your critical accounting estimates such as for product returns and inventory obsolescence, including the effect that changes in your estimates of these items had on your revenues and operations.
RESPONSE: To the extent material, Inverness will disclose the amount of and reason for period to period fluctuations for each type of provision included in our critical accounting estimates in future filings.
Note (17) Income Taxes, page F-47

7.	Please explain to us why you recorded a tax benefit in each of these three years when the company has experienced losses in each of these three years and four of the five years included in your Selected Financial Data. Include specifically how the deferred tax assets related to the net operating losses are factored into this determination.
RESPONSE: The Company respectfully directs the Staff’s attention to the Company’s consolidated statement of operations on page F-3 of the Form 10-K (with respect to 2004, 2005 and 2006) and the Company’s selected consolidated financial data on page 28 of the Form 10-K. The Company has not recorded a tax benefit but has instead recorded an income tax provision in each of the past three years presented in the Company’s consolidated statement of operations and in all of the five years included in the Company’ selected consolidated financial data.
Form 8-K filed May 23, 2007
Exhibit 99.2
Joint Venture with P&G

8.	Please provide, in disclosure type format, each party’s rights and obligations with respect to the joint venture. Also include how the fair value at which you will be required to purchase this is determined along with the accounting that you are applying to this obligation. Include any specific references to the accounting literature that supports this treatment.
RESPONSE: The joint venture is owned in equal parts by subsidiaries of the Company and The Procter and Gamble Company and/or subsidiaries thereof (“P&G entities” and, collectively with Inverness, the “Members”). The joint venture’s activities are overseen by a Board of Managers. Each Member has the right to appoint 3 of the 6 managers to the Board of Managers. In general, a majority vote by the Board of Managers is required to adopt or approve a business plan and budget; launch any new product, issue; incur significant debt; incur significant expenditures not provided for in the business plan and budget; file any material income or similar tax returns and reports; sublicense or license any of the joint venture’s intellectual property rights; appoint or dismiss any senior officers of the joint venture; retain or otherwise appoint, or dismiss, the accountant and any primary legal advisor or financial advisor to the joint venture; commence or settle any significant litigation or arbitration; or market, or permit any distributor, commissionaire or sales agent to market, the company’s products under a third party’s label brand except for private label brands in the ordinary course of business.
In certain circumstances, Members are required to make additional capital contributions on a pro rata basis in accordance with the Members’ Membership Interests in amounts sufficient to meet the funding requirements of the joint venture pursuant to the business plan and budget and fund such other working capital requirements, capital expenditures or other capital needs as may from time to time be determined by action of the Members, including the capital expenditures required in connection with the acquisition or development of any new business, and to fund any deficiency in the working capital of capital expenditure requirements.
In addition to the governance provisions, the joint venture also requires each member to provide the joint venture the opportunity to acquire assets, businesses or entities that are offered to the Member in the joint venture field (generally, consumers diagnostics outside of the cardiology, diabetes and oral care fields) or to develop new technologies or products in the joint venture’s field. Each Member is also restricted, subject to certain exceptions, from competing with the joint venture in its field and from soliciting the joint venture’s employees.
In connection with the joint venture agreement, Inverness and subsidiaries of Inverness also entered into an option agreement with the P&G entities, pursuant to which the P&G entities have the right, after four years, to require Inverness to acquire all of the P&G entities’ interest in the joint venture at fair market value, and the P&G entities have the right, upon certain material breaches by Inverness of its obligations to the joint venture, to acquire all of Inverness’s interest in the joint venture at fair market value. In accordance with the option agreement, fair value is determined through a process in which a third party appraiser is selected by the Members. Each of the Members then submits an estimate of fair value. The appraiser is then granted binding powers to select between the two proposals the proposal that provides a valuation that most accurately reflects the fair value of the investors in the joint venture.
Inverness recognized the Staff’s longstanding position, as expressed in EITF Issue 00-6, that all written options should be adjusted to fair value at each reporting date. However, Inverness believes that in circumstances where an option’s strike (exercise) price is not fixed and always adjusts to then current fair value, the option will always have a fair value of zero. Accordingly, Inverness, which has previously disclosed the existence of the put option in its filings with the Commission, will continue to disclose the existence of the put option in its filings, as applicable, but does not believe that the value of the option will ever vary from zero.

9.	Please explain to us why the company received the cash of $325 million from P&G instead of the joint venture. Also provide us a discussion of why the deferral of payment as a gain is appropriate including any references to the applicable authoritative literature upon which you relied in this determination.
RESPONSE: Inverness sold a 50% interest in its consumer diagnostic business (consisting of assets, subject to certain limited liabilities, and a 50% interest in a subsidiary of Inverness that became a joint venture entity) to certain of the P&G entities for $325 million in cash paid directly to Inverness by the P&G entities. The assets of the consumer diagnostics business that were sold to certain of the P&G entities were then contributed by the P&G entities to a joint venture entity in exchange for a 50% interest in that joint venture entity.
As noted above, in connection with the formation of the joint venture, the P&G entities have the right, after four years, to require Inverness to acquire all of the P&G entities’ interest in the joint venture at fair market value. Inverness believes that the existence of the put right results in the earnings process being incomplete until such rights lapse and that therefore deferral of the gain is appropriate. Although direct authoritative literature is not available, Inverness has analogized in part to the guidance in AICPA Statement of Position 92-1, paragraph 32 which allows the recognition of syndication fees in a real estate syndication only to the extent that such fees are non-refundable. Analogy is also drawn to the guidance in Staff Accounting Bulletin, Topic 13A4a, concerning the required deferral of refundable service fees in instances where reliable estimates of the expected refunds can not be made on a timely basis, the interpretative response to question 2 of Staff Accounting Bulletin, Topic 5H, in which the Staff has indicated that gain recognition related to the sale of stock by a subsidiary would not be appropriate in instances where a plan to repurchase shares existed at the time the initial shares were issued, and paragraph 30 of AICPA Statements of Position 78-9: Accounting for Investments in Real Estate Ventures which states that unless the investor that contributes real estate to the venture withdraws cash (or other hard assets) and has no commitment to reinvest, such a transaction is not the culmination of an earnings process.
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     Other Matters

          We hereby acknowledge and confirm the following with respect to filings made by the Company:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          As we mentioned to Sasha Parikh during our telephone conversation earlier this week, we recently announced an agreement to acquire Cholestech Corporation (NASDAQ: CTEC) pursuant to which we and Cholestech are required to file a proxy statement/prospectus on Form S-4 as soon as practicable. We may be filing the S-4 today. As we understand that we cannot mail the definitive proxy statement/prospectus until this review has been resolved, we respectfully request that the contents of this letter and the attached materials be afforded a prompt review. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me at (781) 314-4049.

Sincerely,
/s/ Jay McNamara

Jay McNamara Senior Counsel, Corporate and Finance

cc:	Sasha Parikh, Staff Accountant

David Teitel, Chief Financial Officer
Ellen Chiniara, General Counsel

Hank Galligan, BDO Seidman, LLP